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               U.S. SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549
                             FORM 4
             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Check this box if no longer subject to Section 16.  Form 4 or Form 5
obligations may continue See Instruction 1(b).   X-Mr. Jackson is no longer
subject to Section 16.

1.   Name and Address of Reporting Person:
       Lee Jackson, 712 Arrowhead Lane, Murray, Utah 84107

2.   Issuer Name and Ticker or Trading Symbol:
        LifeSmart Nutrition Technologies, Inc. (Formerly Upland Energy Corporation) "LSNU"

3.   IRS or Social Security Number of Reporting Person (Voluntary):

4.   Statement for Month/Year: February 2002

5.   If Amendment, Date of Original (Month/Year):

6.   Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     ( ) Director ( ) Officer, give title below ( ) 10% Owner (X) Other
     Title: Former Officer and Director

7.   Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I
NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security:  Common Stock
2. Transaction Date (Month/Day/Year): NA
3. Transaction Code:    Code:   NA
4. Securities Acquired (A) or Disposed of (D): Amount: NA
5. Amount of Securities Beneficially Owned at End of Month: 544,808
6. Ownership Form:  Direct (D) or Indirect (I): D-4,286
                                                I-540,522
7. Nature of Indirect Beneficial Ownership: Mr. Jackson owns 540,522 shares through Roderic Group, LLC which he controls.

TABLE II
DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF OR BENEFICIALLY OWNED

1. Title of Derivative Security: Stock Option
2. Conversion or Exercise Price of Derivative Security: $0.50
3. Transaction Date (Month/Day/Year): February 12, 2002
4. Transaction Code: A
5. Number of Derivative Securities Acquired (A) or Disposed of (D): 200,000(A)
6. Date Exercisable and Expiration Date (Month/Day/Year): 05/12/02 to 2/12/07
7. Title and Amount of Underlying Securities: 200,000
8. Price of Derivative Security: -0-
9. Number of Derivative Securities Beneficially Owned at End of Month: 385,000
10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I):
              D-260,000
              I-125,000

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11.  Nature of Indirect Beneficial Ownership: Mr. Jackson owns 125,000 warrants in the name of Roderic Group, LLC.

Explanation of Responses:

Signature of Reporting Person:
Date:     February 28, 2002, /S/Lee Jackson